FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

Report of a Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month(s) of: January 1, 1998 to December 31, 1998


NEWCOURT CREDIT GROUP INC.

BCE Place, 181 Bay Street
Suite 3500, P.O. Box 827
Toronto, Ontario
Canada, M5J 2T3


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 26,1999

NEWCOURT CREDIT GROUP INC.


By: John P. Stevenson
Corporate Secretary

                   NEWCOURT CREDIT GROUP INC.

   NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual General
Meeting of Shareholders (the "Meeting") of Newcourt
Credit Group Inc. (the "Corporation") will be held at The Design Exchange, 234 Bay Street, Toronto,
Ontario, on Tuesday, March 23, 1999 at 10:00 a.m.
(Toronto time) for the following purposes:

1.	to receive the consolidated financial
statements of the Corporation for the year ended
December 31, 1998, and the Auditor's Report thereon;

2.	to elect Directors for the ensuing year;

3.	to re-appoint the Auditors of the Corporation
and to authorize the Directors to fix the remuneration of the Auditors; and

4.	to transact such other business as may be
properly brought before the Meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Information Circular dated as of February 8, 1999, accompanying this Notice. A copy of the audited consolidated financial statements of the Corporation for the year ended December 31, 1998 accompanies this Notice.

Shareholders of the Corporation who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and return it in the envelope provided to the Corporation's transfer agent, Montreal Trust Company of Canada,
151 Front Street West, Stock Transfer Department,

8th Floor, Toronto, Ontario, M5J 2N1. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to Montreal Trust Company of Canada at the address shown on the envelope, or to the attention of the Corporate Secretary at the registered office of the Corporation, Suite 3500, BCE Place, 181 Bay Street, P.O. Box 827, Toronto,
Ontario, M5J 2T3, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

A shareholder of record as of 5:00 p.m. (Toronto time) on February 15, 1999, unless the shareholder has transferred any common shares of the Corporation (the "Common Shares") subsequent to that date and the transferee shareholder, no later than ten (10) days before the Meeting, establishes his, her or its ownership to the Common Shares and requests his, her or its name to be included on the list of shareholders prepared for the Meeting, will be entitled to vote the Common Shares registered in his, her or its name at the Meeting.

DATED at Toronto, Ontario on February 8, 1999.

BY ORDER OF THE BOARD OF DIRECTORS


David F. Banks
Chairman

NEWCOURT CREDIT GROUP INC.

Instrument of Proxy for the
Annual General Meeting of Shareholders

March 23, 1999

The undersigned shareholder of Newcourt Credit
Group Inc. (the "Corporation") hereby appoints JOHN
P. STEVENSON, or failing him, DAVID F. BANKS, or failing him, DAVID J. SHARPLESS, or instead of any of the foregoing _______________________ as proxyholder of the undersigned, with full power of substitution, to attend, vote and act for and on behalf of the undersigned at the Annual General
Meeting of Shareholders of the Corporation to be held on March 23, 1999, and at any adjournment thereof (the "Meeting"), and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting, with authority to vote at the proxyholder's discretion on amendments or variations to matters identified in the Notice of Meeting or such other matters as may properly be brought before the Meeting, except as otherwise specified below.
Without limiting the general power hereby conferred, the undersigned hereby directs the proxyholder to vote the Common Shares of the Corporation represented by this proxy in the following manner:

1.	VOTE __________ OR WITHHOLD FROM VOTING
__________ (or, if not specified, VOTE) for the election of the persons nominated as directors as listed in the Management Information Circular dated as of February 8, 1999.

2.	VOTE __________ OR WITHHOLD FROM VOTING
__________ (or, if not specified, VOTE) for the re-appointment of Ernst & Young, Chartered Accountants
, as auditors of the Corporation and authorizing the directors to fix the auditors' remuneration.

This proxy is solicited on behalf of the management of the Corporation. Each shareholder has the right to appoint a person other than the management nominees specified above to attend and act on his, her or its behalf at the Meeting. Such right may be exercised by inserting the name of the person to be appointed in the space provided, or by completing another proper form of proxy and, in either case, depositing the form of proxy not less than 48 hours preceding the time of the Meeting at the office of Montreal Trust Company of Canada, Stock Transfer Department, 151 Front Street West,
8th Floor, Toronto, Ontario, M5J 2N1; or to the attention of the Corporate Secretary at the registered office of the Corporation, Suite 3500, BCE Place, 181 Bay Street, Toronto, Ontario, M5J
2T3.

The undersigned hereby revokes any prior proxies.

DATED this __________ day of
___________________________, 1999.


____________________________________
Signature of shareholder


____________________________________
Name of shareholder (Please Print)

The signature of the shareholder on this Proxy must be exactly the same as the name in which the Common
Shares are registered.

If this Proxy is not dated in the space provided, it shall be deemed to bear the date on which it was mailed to the Corporation.

This Proxy must be executed by the shareholder or an attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

NEWCOURT CREDIT GROUP INC.

MANAGEMENT INFORMATION CIRCULAR


For the Annual General Meeting of Shareholders to be held on March 23, 1999

PROXIES

Solicitation of Proxies

This management information circular (the
"Information Circular") is furnished in connection with the solicitation of proxies by the management of Newcourt Credit Group Inc. (the "Corporation") for use at the Annual General Meeting of Shareholders of the Corporation to be held on Tuesday, March 23, 1999 at 10:00 a.m. (Toronto time), and at any adjournment thereof (the
"Meeting"), for the purposes set forth in the Notice of Meeting. The costs incurred in the preparation and mailing of the form of proxy, Notice of Meeting and Information Circular will be borne by the Corporation. In addition to the use of mail, proxies may be solicited by personal interviews or by other means of communication or by directors, officers and employees of the Corporation, who will not be remunerated therefor.

No person is authorized to give any information or to make any representation with respect to the matters contained in this Information Circular other than that information or those representations set out herein, and, if given or made, such information or representations must not be relied upon as having been authorized.

Appointment of Proxies

The persons named in the enclosed form of proxy are directors or officers of the Corporation. A shareholder submitting a proxy has the right to appoint a person (who need not be a shareholder of the Corporation) to represent him, her or it at the Meeting. To exercise this right, the shareholder should insert the name of the desired representative in the blank space provided in the form of proxy, or submit another appropriate proxy.

Proxies must be delivered not less than 48 hours before the time of the Meeting at the office of Montreal Trust Company of Canada, Stock Transfer
Department, 151 Front Street West, 8th Floor,
Toronto, Ontario, M5J 2N1, or to the attention of the Corporate Secretary at the registered office of the Corporation, Suite 3500, BCE Place, 181 Bay
Street, P.O. Box 827, Toronto, Ontario, M5J 2T3.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or his, her or its attorney authorized in writing or, if the shareholder is a Corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

Revocability of Proxy

A shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his, her or its attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either to the attention of the Corporate Secretary at the registered office of the Corporation at any time up to and including the last business day before the Meeting at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting prior to the start of the Meeting.

Confidentiality of Voting

Under normal circumstances, confidentiality of voting is maintained by virtue of the fact that proxies and votes are tabulated by the Corporation's transfer agent. However, such confidentiality may be lost as to any proxy or ballot if a question rises as to validity or revocation or any other like matter of a legal nature. Loss of confidentiality may also occur if the Board of Directors decides that disclosure is in the interest of the Corporation or its shareholders. Complete confidentiality may be secured by the shareholder registering his, her, or its shares in the name of a nominee.

Exercise of Discretion by Proxy

The common shares of the Corporation (the "Common
Shares") represented by proxy in favour of management will be voted by management for or against, or withheld from voting, on any poll or ballot at the Meeting and, where the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted for or against, or withheld from voting, on any poll or ballot in accordance with the specification so made.

In the absence of such specification, such Common
Shares will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the form of proxy furnished by the Corporation are conferred with discretionary authority with respect to amendments to or variations of those matters specified in the form of proxy and Notice of Meeting and with respect to any other matters which may properly be brought before the Meeting. At the date of this Information Circular, management of the Corporation knows of no such amendment, variation or other matter.

INFORMATION CONCERNING THE CORPORATION

Voting Shares and Principal Holders Thereof

The Corporation is authorized to issue an unlimited number of Common Shares and Special Shares. As at the date of this Information Circular, 148,371,383
Common Shares of the Corporation were issued and outstanding and no Special Shares were issued and outstanding. Each Common Share is entitled to one vote per share.

The Board of Directors has determined that any person holding Common Shares of record as of 5:00
p.m. (Toronto time) on Monday, February 15, 1999 shall be entitled to vote such Common Shares at the Meeting, except to the extent that the person has transferred the ownership of his, her or its Common
Shares after 5:00 p.m. (Toronto time) on February
15, 1999 and the transferee of those Common Shares establishes that he, she or it owns the Common
Shares and requests, no later than ten (10) days before the Meeting, to be included in the list of those entitled to vote at the Meeting, in which case the transferee shall be entitled to vote those Common Shares at the Meeting.

To the knowledge of the directors and officers of the Corporation, as of the date hereof, the following persons, own beneficially, either directly or indirectly, or exercise control or direction over, Common Shares carrying more than 10% of the votes attached to the Common Shares as a class:

SHAREHOLDERS OWNING COMMON SHARES CARRYING MORE THAN TEN PER CENT OF THE VOTES
                 ATTACHED TO THE COMMON SHARES AS A CLASS

Shareholder                    Number of Common            % of Total Issued
                                     Shares                 and Outstanding
                                                              Common Shares
Hercules Holdings
(Cayman) Limited                   17,633,857                     11.89
AIC Group of Funds                 16,681,480                     11.24

</Table

The directors and senior executive officers of the Corporation (collectively, the "Insiders"), as a group beneficially own, directly or indirectly, 8,092,150 Common Shares, representing 5.5% of the
Common Shares outstanding as at the date of this Information Circular.

Mutual Life Assurance Company of Canada ("The
Mutual Group"), Canadian Imperial Bank of Canada
("CIBC"), Hercules Holdings (Cayman) Limited
("Hercules"), Cameron Capital Corporation (the holding company of Steven K. Hudson), A&A Capital
Limited (the holding company of Bradley D.
Nullmeyer) and M&S Capital Limited (the holding company of David D. McKerroll) (together, the
"Principal Shareholders") entered into an amended and restated shareholders' agreement (the

"Shareholders' Agreement") on November 17, 1997.
Pursuant to the Shareholders' Agreement, the Principal Shareholders agreed to nominate and, with the exception of Hercules, agreed to exercise the voting rights attached to the Common Shares owned by them in favour of a board of directors of the Corporation comprising: two (2) nominees of The
Mutual Group; two (2) nominees of CIBC; two (2) nominees of Hercules; three (3) employees of the Corporation to be selected by Messrs. Hudson, Nullmeyer and McKerroll (the "Management
Shareholders"); and, a majority of nominees who are independent of the Corporation. The Management
Shareholders also agreed in the Shareholders'
Agreement that they will own, directly or indirectly, an aggregate of not less than 3,500,000
Common Shares.


CORPORATE GOVERNANCE

Overview

The Toronto Stock Exchange (the "TSE") has issued a series of guidelines for effective corporate governance of publicly traded corporations (the
"TSE Guidelines") which, although not mandatory, contain recommendations with respect to the constitution of boards of directors and committees of the board, their functions, their independence from management and other procedures for ensuring sound corporate governance. The TSE has also adopted as a listing requirement that disclosure be made by each listed company of its corporate governance system with reference to the TSE
Guidelines. In compliance with this listing requirement, the following describes the
Corporation's corporate governance practices and


the policies of the Board of Directors to ensure on-going continued compliance with the TSE
Guidelines.

The Board of Directors and senior management of the Corporation consider good corporate governance to be central to the effective and efficient operation of the Corporation and enhancement of shareholder value. The Board of Directors formally adopted a corporate governance policy in compliance with the recommendations of the TSE Guidelines on February
1, 1995 and extended the mandate of the Governance and Compensation Committee of the Board of Directors to monitor all on-going aspects of the Corporation's corporate governance policies and procedures.

Composition of the Board of Directors

A principal recommendation of the TSE Guidelines is that boards of directors, and each of the committees thereof, of publicly traded corporations be comprised of a majority of outside and unrelated directors. Seventeen (17) directors were elected at the Annual General and Special Meeting of Shareholders of the Corporation held on March 25, 1998 and one (1) additional director, William A.
Farlinger, Chairman of Ontario Hydro, was appointed by the Board of Directors during 1998. Of the eighteen (18) directors who held office during 1998, thirteen (13) would be considered to be unrelated directors within the meaning of the TSE
Guidelines as they were "independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding". The remaining five (5) directors were: David F. Banks, Chairman of the Board; David J. Sharpless, Deputy
Chairman of the Board; Steven K. Hudson, Chief
Executive Officer; Bradley D. Nullmeyer, President,
Newcourt Financial; and David D. McKerroll,
President, Newcourt Capital.

The Articles of the Corporation provide that the Corporation shall have a Board of Directors consisting of a minimum of ten (10) and a maximum of twenty (20) directors. On April 18, 1995, the shareholders of the Corporation approved a special resolution empowering the Board of Directors to determine the number of directors of the Corporation from time to time, within these minimum and maximum limitations and subject to applicable law. The TSE Guidelines recommend that boards of directors examine their size and, with a view to determining the impact of the number of directors upon effectiveness, undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision making. The Board of Directors has considered this recommendation and has determined that a number not exceeding eighteen (18) is the optimum number of members for the Board of Directors for the ensuing year.

Mandate of the Board of Directors

The Board of Directors has the duty to supervise the management of the Corporation's business and affairs pursuant to the powers vested in it by the Business Corporations Act (Ontario) with the objective of maintaining the strength and integrity of the Corporation. In order to fulfil its mandate, the Board of Directors. and each committee of the Board, meets regularly on a quarterly basis and holds additional meetings whenever appropriate to consider particular issues.

In furtherance of its duties and responsibilities, the Board of Directors: (a) oversees the Corporation's overall strategic planning process and annual business plan and monitors the implementation of the short and long term objectives of the Corporation; (b) directly, and through the Investment Committee, reviews and assesses the principal risks arising from or incidental to the business activities of the Corporation and the on-going management of such risks; (c) directly, through the Audit Committee and through the Corporation's external auditors, monitors and assesses the Corporation's internal control and management information systems and approves the annual consolidated financial statements of the Corporation and Management's
Discussion and Analysis of such financial results as contained in the Corporation's Annual Report to Shareholders; (d) appoints the senior executives of the Corporation; (e) directly, through the Governance and Compensation Committee and with the assistance of external human resources consultants, reviews the performance of senior executives; (f) oversees the Corporation's public communications policies and procedures, including disclosure of material information, investor relations and shareholder communications; and (g) establishes and oversees the mandate of all committees of the Board and appoints the members to serve on such committees. All major decisions affecting the business and affairs of the Corporation, including all major decisions of each committee of the Board, are subject to ratification and approval by the Board.




Chairman of The Board of Directors

On March 25, 1998, the Board re-appointed David F.
Banks as Chairman and David J. Sharpless as Deputy
Chairman of the Board. During his tenure as Chairman, Mr. Banks also served as Chairman of the Executive Committee and as a member of the Governance and Compensation Committee.

The Chairman of the Board is responsible for ensuring that appropriate structures and procedures are in place to facilitate the functioning of the Board, and committees of the Board, independently of management. In this regard, the Chairman, with the assistance of the Secretary of the Corporation who reports directly to the Chairman, determines the agenda of all meetings of the Board and supervises the agenda of all committees of the Board. The Chairman of the Board is also responsible for monitoring and evaluating the effectiveness of the Board, the committees of the Board and individual directors and serves as Chairman of the Executive Committee acting as the Nominating Committee for the purpose of selecting nominees to serve as directors of the Corporation.

Committees of The Board of Directors

The Board of Directors has established five (5) committees of the Board to assist it in fulfilling its mandate and in order to permit directors to devote the necessary expertise and resources to particular areas. These committees are the Executive Committee (which also acts as the Nominating Committee), the Audit Committee, the
Governance and Compensation Committee, the
Investment Committee and the Special Committee.
All of the members of the Audit Committee, in compliance with the TSE Guidelines, are unrelated directors, all of the members of the Special
Committee are unrelated directors, and a majority of the members of each of the other three (3) committees consists of unrelated directors. During
1998, with the exception of the Executive Committee and the Investment Committee, the Chairmen of which were David F. Banks and Steven K. Hudson, respectively, the Chairman of each of the committees was an unrelated director. All committees of the Board meet independently of management when required.

During 1998, the Executive Committee was comprised of seven (7) directors, four (4) of whom were unrelated directors as defined in the TSE
Guidelines.  The remaining members were David F.
Banks, Chairman of the Board, David J. Sharpless,
Deputy Chairman of the Board and Steven K. Hudson,
Chief Executive Officer of the Corporation.  The
Chairman of the Executive Committee during 1998 was David F. Banks. The Executive Committee meets only on an as-required basis when the full Board is not in session and is responsible for advising executive management on specific business and managerial issues, such as sensitive or strategic matters and special risk situations, as they arise.
Acting as the Nominating Committee, the Executive
Committee also establishes the criteria and procedures for the selection of nominees for election to the Board of Directors. As the Executive Committee does not exercise all of the powers of the Board, its recommendations are referred to the Board for approval.

During 1998, the Audit Committee was comprised of five (5) directors, all of whom were unrelated directors. Bruce I. Robertson was the Chairman of the Audit Committee. The Audit Committee meets regularly following each financial quarter and by special meeting if required. Its responsibilities include the review of the Corporation's external audit plan, internal auditing process, accounting standards and practices, financial information and accounting systems, internal control and data security procedures, financial risk management, and the financial reporting and statements of the Corporation. The Audit Committee communicates directly with the Corporation's external auditors and meets with the external auditors, in the absence of management, at each quarterly meeting of the Audit Committee.

During 1998, the Governance and Compensation
Committee was comprised of five (5) directors, three (3) of whom were unrelated directors. The remaining two (2) members were David F. Banks, Chairman of the Board and David D. McKerroll,
President, Newcourt Capital. Paul G. Morton was the Chairman of the Committee. The Governance and Compensation Committee meets regularly following each financial quarter and by special meeting if required. This Committee serves as the corporate governance committee of the Board with the mandate to enhance the Corporation's corporate governance procedures through a continuing assessment of those procedures and the formation of corporate governance policy recommendations to the Board of Directors. Its responsibilities include the review of transactions with related parties of the Corporation and the on-going monitoring of the Corporation's procedures with respect to conflicts of interest, disclosure of information, customer complaints and business ethics. The Governance and Compensation Committee reviews, at least annually, the succession plan for the Chief Executive Officer and senior officers of the Corporation and the general human resources policies and procedures of the Corporation. This Committee also reviews, at least annually, the performance of the Chief

Executive Officer and senior officers and, with the assistance of external human resources consultants, reviews and recommends to the Board for approval, the level and form of compensation of the Chief
Executive Officer and senior officers and directors of the Corporation.

During 1998, the Board established the Special
Committee, comprised of seven (7) directors, all of whom were unrelated directors. The Chairman of the Committee was Paul G. Morton. The mandate of the
Special Committee is to review management proposals for strategic alliances and corporate development.
All recommendations of this Committee are referred to the Board for approval.

During 1998, the Investment Committee was comprised of seven (7) directors, five (5) of whom were unrelated directors. The remaining two (2) members were: Steven K. Hudson, Chief Executive Officer,
Chairman of the Investment Committee, and Bradley
D. Nullmeyer, President, Newcourt Financial.  The
Investment Committee meets regularly, if required, every two weeks. Its responsibilities include the review, and recommendation for approval to the Board at least annually, of the Corporation's
Credit Manual; which manual sets out the Corporation's credit philosophies, guidelines, underwriting procedures, portfolio management process, individual maximum credit exposures and credit authorization levels. The Investment
Committee also regularly reviews and monitors the Corporation's investment and lending practices and results, including reviewing portfolio credit quality, diversification, domestic and international exposure, arrears and credit losses in excess of established limits.




Shareholder Communications

The Corporation's shareholder communication policy is, as noted above, subject to review at least annually by the Governance and Compensation
Committee. The fundamental objective of the shareholder communication policy is to ensure open, accessible and timely disclosure to all shareholders of information respecting the business, affairs and performance of the Corporation. This policy, in conjunction with the Corporation's policies and procedures with respect to confidentiality and securities trading, ensures that timely disclosure of all material information is completed in accordance with the requirements of applicable securities legislation and other statutory obligations governing the disclosure of such information. To facilitate the effective and timely dissemination of information to all shareholders, the Corporation releases its information through newswire services, the general media, conferences with investment analysts and regular mailings to all shareholders.

REMUNERATION OF DIRECTORS AND OFFICERS

Compensation of Directors

On February 4, 1998, on the recommendation of the Governance and Compensation Committee and the advice of independent compensation consultants, the Board of Directors approved amendments to the Corporation's policy on remuneration of directors to provide that the annual compensation to be paid to directors of the Corporation, other than the Chairman of the Board and those directors who are also officers of the Corporation or employees of The Mutual Group, CIBC, CIBC Wood Gundy Securities,
Inc. ("CIBC Wood Gundy") or Nomura International

plc ("Nomura"), shall consist of 500 Common Shares of the Corporation and options to acquire not more than 3,000 Common Shares of the Corporation (the
"Options"). The Common Shares forming part of the annual compensation are acquired on behalf of the director upon the direction of the recipient director through the facilities of the TSE and the Options are issued pursuant to the Corporation's
Stock Option Plan. Each Chairman of a committee of the Board, other than the Chairman of the Board and those directors who are also officers of the Corporation or employees of The Mutual Group, CIBC,
CIBC Wood Gundy or Nomura, receive an additional cash compensation of $5,000 per annum. The directors' annual remuneration is paid as soon as practicable following the first regularly scheduled meeting of the Board immediately following the annual meeting of shareholders of the Corporation.

Pursuant to this compensation policy, each of Messrs. Axworthy, McKinlay, Morton, Robertson and
Small were paid an annual retainer of 500 Common
Shares having an aggregate value of $37,330 or $74.66 per Common Share at the date of purchase.
William A. Farlinger, who was appointed to the Board on June 16, 1998, was paid an annual retainer of 417 Common Shares, having an aggregate value of $31,133 or $74.66 per Common Share at the date of purchase. The annual compensation for 1998 paid to directors who are also employees of The Mutual
Group, CIBC, CIBC Wood Gundy or Nomura was $20,000, which remuneration was paid directly to The Mutual
Group, CIBC, CIBC Wood Gundy or Nomura as the case may be. A fee of $900 for each meeting of the Board of Directors or committee thereof attended, was paid to all directors (other than the Chairman of the Board and those directors who are also employees of the Corporation); which fee was paid directly to The Mutual Group, CIBC, CIBC Wood Gundy or Nomura, as the case may be, with respect to those directors who are also employees of such entities.

Also pursuant to the Corporation's compensation policy, as part of the 1998 annual retainer paid to directors, each of Messrs. Axworthy, McKinlay, Morton, Robertson and Small were granted 3,000
Options exercisable on or before April 29, 2008 at an exercise price of $68.50 per Common Share, being the price per Common Share as quoted on the TSE at the close of trading on the trading day immediately preceding the grant thereof on April 24, 1998.
William A. Farlinger was granted 2,500 Options exercisable on or before April 29, 2008 at an exercise price of $66.35 per Common Share, being the price per Common Share as quoted on the TSE at the close of trading on the trading day immediately preceding the grant thereof on June 16, 1998. No
Options were granted to directors who are also employees of The Mutual Group, CIBC Wood Gundy,
CIBC or Nomura or to directors who are also employees of the Corporation, other than to David
F. Banks, as described below.

David F. Banks was re-appointed Chairman of the Board on March 25, 1998. Mr. Banks received cash compensation during 1998 of $1,108,643 and options to purchase 159,000 Common Shares exercisable as to twenty-five per cent (25%) on or after January 8, 2000; fifty per cent (50%) on or after January 8, 2001; seventy-five per cent (75%) on or after January 8, 2002 at an option exercise price of US$34.34 per Common Share, being the closing price per Common Share as quoted on the New York Stock
Exchange at the close of trading on the trading day immediately preceding the date of the grant thereof on January 8, 1998.



The following table sets out the options held by all directors who are not also executive officers as a group.

                            OPTIONS HELD BY DIRECTORS WHO ARE NOT
                               ALSO EXECUTIVE OFFICERS AS A GROUP


Number of Directors
who are not also
Executive Officers          Number of                           Market Price at
as a Group                Optioned Shares     Exercise Price      Date of Grant       Expiry Date

Options held by 5 directors    15,000             14.40               14.40          Feb. 23, 2001
Options held by 1 director     30,000              7.75                7.75          Feb. 23, 2001
Options held by 1 director     20,000             24.25               24.25          Feb.  6, 2007
Options held by 6 directors    18,000             26.00               26.00          May   2, 2007
Options held by 6 directors    18,000             68.50               68.50          April 29, 2008
Options held by 1 director      2,500             66.35               66.35          April 29, 2008

Notes: 	(1)	An aggregate of 514,697 Common Shares of the Corporation are owned by such directors who are not also executive officers as a group


Compensation of Executive Officers

The following table sets forth all compensation paid to the Chief Executive Officer of the Corporation and each of the next four highest paid executive officers (collectively, the "Named
Executive Officers") for the fiscal year ended
December 31, 1998 and for the two prior fiscal years ended December 31, 1997 and December 31,
1996.


                           SUMMARY COMPENSATION TABLE
                               FOR THE YEAR ENDED
              DECEMBER 31, 1998, DECEMBER 31, 1997 AND DECEMBER 31, 1996


                                                       Annual                         Long-Term
                                                     Compensation                     Compensation

                                                                                          Common Shares
Name and Principal Position       Year      Salary       Bonus<fn1>    Other Annual           Under
                                                                       Compensation <fn2> Options Granted
                                              ($)          ($)               ($)                 #
Steven K. Hudson                  1998      113,000     3,656,000          204,680                 Nil
Chief Executive Officer           1997      114,500     2,081,000           59,171             285,714
                                  1996      114,500     2,775,000           19,144                 Nil

Bradley D. Nullmeyer              1998       93,000     2,186,000           21,948                 Nil
President, Newcourt Financial     1997       94,500     1,385,000           20,902             285,714
                                  1996       94,500     1,629,000           24,234                 Nil

David D. McKerroll                1998       93,000     2,074,000           23,674                 Nil
President, Newcourt Capital       1997       94,500     1,324,000           24,313             285,714
                                  1996       94,500     1,558,000           24,209                 Nil

Daniel A. Jauernig                1998      293,000     1,478,000           601,145                Nil
President, Newcourt Services      1997       75,000       670,000             5,020            285,714
and Chief Financial Officer       1996       75,000       670,000             7,949             80,000

Borden D. Rosiak                  1998       93,000     1,536,000           159,126                Nil
Executive Vice President          1997      294,500       619,000            23,631            285,714
                                  1996      294,500       764,000            21,343             40,000



Notes: <fn1> Bonus includes a one-time special bonus in the amount of $1,200,000 paid to Steven K. Hudson, $719,000 paid to Bradley D. Nullmeyer,
$676,000 paid to David D. McKerroll, $652,000 paid to Daniel A. Jauernig and
$573,000 paid to Borden D. Rosiak, as approved by the Board of Directors in connection with the successful acquisition of AT&T Capital Corporation.
</fn1>

<fn2>  Other Annual Compensation includes a one-time relocation expense benefit, car allowance, life insurance, health benefits and vacation pay. Included in this amount for Daniel A. Jauernig is a one-time payment in the amount of $573,500 with respect to contingent performance-based compensation for 1998 and prior years.
</fn2>


There were no individual grants of options to purchase Common Shares of the Corporation made during the year ended December 31, 1998 to any of the Named Executive Officers.

The following table sets out the value of options to acquire Common Shares held by the Named
Executive Officers as at December 31, 1998.

                                    AGGREGATED OPTION EXERCISES AND
                                       VALUE OF OUTSTANDING OPTIONS
                                          AS AT DECEMBER 31, 1998

                     Common
                     Shares
                    Acquired On   Aggregate      Unexercised Options to     Value of Unexercised in the
Name and            Exercise Of     Value         Acquire Common Shares           Money Options as at
Principal Position   Options      Realized<fn1>    as at December 31, 1998        December 31, 1998<fn3>
                       (#)           ($)                  (#)                           ($)
                                               Exercisable    Unexercisable   Exercisable  Unexercisable
Steven K. Hudson       nil           nil           nil           285,714           nil         7,857,135
Chief Executive Officer

Bradley D. Nullmeyer   nil           nil           nil           285,714           nil         7,857,135
President,
Newcourt Financial

David D. McKerroll     nil           nil           nil           285,714           nil         7,857,135
President,
Newcourt Capital

Daniel A. Jauernig   14,000<fn2>   793,100        80,000         285,714        3,320,000      7,857,135
President,
Newcourt Services
and Chief Financial Officer

Borden D. Rosiak     27,500<fn2>   1,436,875      40,000         285,714        1,660,000       7,857,135
Executive Vice President


Notes:<fn1>Based on the difference between the market value per Common Share as at the date of exercise as quoted on the Toronto Stock Exchange and the exercise price per Common Share underlying the option.
</fn1>
<fn2>  If not exercised during this period, these options would otherwise have expired on February 23,
1998.
</fn2>
<fn3>  Based on the difference between the market value per Common Share as at December 31,  1998 as quoted on The Toronto Stock Exchange and the exercise price per Common Share underlying the option.

Governance and Compensation Committee

During the year ended December 31, 1998, the following individuals served as members of the Governance and Compensation Committee (the
"Committee"): Paul G. Morton, Chairman of the
Committee, David F. Banks, Chairman of the Board,
Ronald A. McKinlay, Dr. Steven C. Small and David
D. McKerroll, President, Newcourt Capital.  The
Chairman of the Committee and all of the members of the Committee, other than Messrs. Banks and McKerroll were, for the purposes of the TSE
Guidelines, outside and unrelated directors.

Report on Executive Compensation

As discussed above under the heading "Corporate
Governance", the Committee is responsible for reviewing and monitoring the compensation policies of the Corporation to ensure that the Corporation is able to recruit, retain and motivate competent employees who are capable of implementing the strategies and achieving the objectives of the Corporation. In furtherance of this mandate, the Committee met on six (6) occasions during 1998 to review, among other things, management compensation policies and practices and strategies relating to the implementation of a management succession plan.
The Committee also has a specific mandate to review, and recommend to the Board for approval, the compensation of the Chairman, directors, executive officers, including the Named Executive
Officers, and other employees of the Corporation.

Steven K. Hudson provides information to the Committee, makes recommendations on compensation policy matters generally and on the compensation of the Named Executive Officers, but does not participate in and is not present during discussions regarding the determination of his own compensation arrangements. In February, 1998, the Committee recommended and the Board approved new employment and compensation agreements with each of the four Named Executive Officers, Messrs. Hudson,
Nullmeyer, McKerroll and Rosiak, on substantially the same terms and conditions as their existing agreements and approved employment and compensation agreements with each of David F. Banks, David J.
Sharpless and Daniel A. Jauernig on comparable terms and conditions to those of the employment and compensation agreements with the four Named
Executive Officers.

For the purposes of assisting the Committee in its review of executive compensation matters generally and the terms and conditions of the employment contracts with each of the Named Executive
Officers, the Corporation retains the services of external compensation consultants. The compensation of all senior officers, including the Named Executive officers, but excluding senior officers and other employees involved in credit adjudication and loan management, are consistent with the Corporation's principles and policies underlying employee compensation generally in establishing a low to moderate base salary coupled with a bonus based on the individual officer's contribution to the achievement of the Corporation's financial objectives.

Presented by the Governance and Compensation
Committee

Paul G. Morton, Chairman
David F. Banks
David D. McKerroll
Ronald A. McKinlay
Dr. Steven C. Small

Indebtedness of Directors and Officers

As at December 31, 1998, there was no outstanding indebtedness to the Corporation from any officer or director, or former officer or director of the Corporation, or any associate of any of the foregoing, under securities purchase programs.

The aggregate indebtedness of all officers, directors, employees and former officers, directors and employees of the Corporation or associates thereof not entered into under securities purchase programs outstanding as at December 31, 1998 was U.S.$15,593,621. The table below sets out the details of the loans to directors, executive officers and senior officers or associates thereof of the Corporation not entered into under securities purchase programs as at December 31, 1998. These loans were provided by the Corporation to the associates of such officers with respect to relocation and related expenses incurred by such officers in connection with their employment at the request of the Corporation and are fully secured against the respective residences of such officers.


TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS AND
ASSOCIATES THEREOF OTHER THAN UNDER SECURITIES PURCHASE PROGRAMS

                                                      Largest Amount               Amount
                                                        Outstanding            Outstanding As At
Name and Principal          Involvement of           During the Year           the Date of this
   Positions                 Corporation        Ended December 31, 1998<fn1>  Information Circular
                                                          U.S.$                       U.S.$
1288006 Ontario Limited          Lender                  7,061,560                 7,061,560
an associate of
Steven K. Hudson
Chief Executive Officer

1293910 Ontario Limited          Lender                  3,800,000                 3,800,000
an associate of
Bradley D. Nullmeyer
President, Newcourt Financial

1302839 Ontario Limited          Lender                  4,732,061                 4,732,061
an associate of
Borden D. Rosiak
Executive Vice President

Notes: <fn1> The rate of interest of all indebtedness for amounts outstanding during the year ended December 31, 1998 was 3.0% for 1288006 Ontario Limited, the associate of Steven K. Hudson, and 5.0% for all others.
</fn1>

Share Performance Graph

The Corporation's Common Shares were listed on The
Toronto Stock Exchange (the "TSE") and the Montreal
Exchange (the "ME") on March 28, 1994 and listed on the New York Stock Exchange, Inc. (the "NYSE") on
April 22, 1997. The following graph shows changes in the value of $100 invested in the Corporation's
Common Shares and in the TSE 300 Total Return
Index, from the time of listing to December 31, 1998.


                       SHARE PERFORMANCE GRAPH
Total Shareholder Return on $100 investment (dividends reinvested) for the period March 28, 1994 to December 31, 1998

           __________ = Common Shares of the Corporation
             _ _ _ _ _ _ _ = TSE 300 Total Return Index


                              Common Shares                  TSE 300
                              of the Corporation       Total Return Index
March 28, 1994                    100.00                     100.00
December 30, 1994                 115.94                      96.00
December 29, 1995                 158.03                     109.00
December 31, 1996                 360.74                     141.00
December 31, 1997                 732.95                     162.00
December 31, 1998                 822.00                     159.15

Directors' and Officers' Liability

The Corporation maintains directors' and officers' liability insurance with an aggregate annual limit of liability of US$75 million. The premium paid during the year ended December 31, 1998 for this insurance coverage for both directors and officers was US$362,000 in the aggregate. Under this insurance coverage the Corporation, subject to a US$500,000 deductible, is reimbursed for payments made to directors or officers of the Corporation required or permitted by law or under provisions of the by-laws of the Corporation as indemnity for loss, including legal costs, arising from acts, errors or omissions done or committed by officers or directors in the course of their duties.

MATTERS TO BE ACTED UPON AT THE MEETING
Election of Directors

The Board of Directors has fixed the number of directors to be elected at the Meeting at eighteen
(18) directors. At the Meeting, shareholders will be asked to elect eighteen (18) directors to serve until the next annual meeting of shareholders of the Corporation or until their respective successors have been elected or appointed. In the absence of instructions to the contrary, the Common
Shares represented by the enclosed form of proxy will be voted for the nominees herein listed.

Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the Meeting, any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the Common Shares represented by proxy for the election of another person or persons as directors.

Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees are set out below:

                             NOMINEES FOR THE BOARD OF DIRECTORS

                                                                                        Common Shares
Name And Municipality                                                                     Held As At
of Residence                  Director Since           Principal Occupation           February 4, 1999
David F. Banks<fn2> <fn4>     February 4, 1998       Chairman of the Board, Formerly,       120,385
Toronto, Ontario                                     President and Chief Executive Officer
                                                     of AT&T Capital Corporation

Steven K. Hudson<fn2><fn5>      June 30, 1984        Chief Executive Officer               3,424,889
Toronto, Ontario

Bradley D. Nullmeyer<fn5>      February 1, 1991      President, Newcourt Financial         1,811,215
Toronto, Ontario

David D. McKerroll<fn4>         April 18, 1995       President, Newcourt Capital           1,545,697
Toronto, Ontario

Thomas S. Axworthy <fn6>        April 18, 1995       Adjunct Faculty in Public Policy,         7,000
Toronto, Ontario                                     John F. Kennedy School of
                                                     Government, Harvard University;
                                                     Executive Director, The CRB
                                                     Foundation (charitable foundation)

Gerald E. Beasley <fn5>        October 31, 1997      Senior Executive Vice President, Risk    Note 1
Mississauga, Ontario                                 Management, Canadian Imperial Bank
                                                     of Commerce

William A. Farlinger <fn6>       June 16, 1998       Chairman, Ontario Hydro                   4,417
Toronto, Ontario


Common Shares
Name And Municipality                                                                     Held As At
of Residence                  Director Since           Principal Occupation           February 4, 1999

Guy Hands <fn2><fn5>             February 4, 1998    Managing Director and Head of             Note 1
Sevenoaks, England                                   Principal Finance Group,
                                                     Nomura International plc
                                                     (international investment bank)

Robert F. Kilimnik <fn5>          April 16, 1993     Vice President, Investments               Note 1
Waterloo, Ontario                                    The Mutual Group

David A. MacIntosh <fn2><fn3>     April 16, 1993     Executive Vice President                  Note 1
Waterloo, Ontario                                    The Mutual Group

Ronald A. McKinlay               January 29, 1993    Retired.   Formerly, Chairman of the      43,740
Toronto, Ontario                                     Board and Chairman of Canada
<fn2><fn3><fn4><fn6>                                 Deposit Insurance Corporation

Paul G. Morton<fn4><fn5><fn6>     April 18, 1995     Chairman, Security Investment             98,500
Toronto, Ontario                                     Corporation Ltd. (private investment
                                                     firm)

Bruce I. Robertson<fn3><fn5><fn6> April 18, 1995     President of B.I. Robertson &             25,000
Toronto, Ontario                                     Associates Ltd. (asset management
                                                     firm)

David J. Sharpless<fn2>           April 26, 1993     Deputy Chairman of the Board.             58,170
North York, Ontario                                  Formerly, Senior Partner, Blake,
                                                     Cassels & Graydon (barristers &
                                                     solicitors)
Takumi Shibata<fn3>               March 25, 1998     President and Chief Executive Officer,     Note 1
London, England                                      Nomura International plc
                                                     (international investment bank)



Common Shares
Name And Municipality                                                                     Held As At
of Residence                  Director Since           Principal Occupation           February 4, 1999

Dr. Steven C. Small<fn3><fn4>     April 18, 1995     President and Chief Executive Officer,   188,140
Toronto, Ontario                                     Capital Partners Corporation
                                                     (venture capital/merchant bank
                                                     investment firm)

Richard E. Venn<fn2>             October 31, 1997    Chairman and Chief Executive Officer,      Note 1
Toronto, Ontario                                     CIBC Wood Gundy Securities Inc.
                                                     (investment dealer)

William D. Walsh<fn6>           December 14, 1993    General Partner, Sequoia Associates      147,900
Atherton, California                                (investment firm)

Notes: <fn1> Gerald E. Beasley and Richard E. Venn are nominees of CIBC which beneficially owns, directly or indirectly, 14,067,962 Common Shares; Guy Hands and Takumi Shibata are nominees of Hercules which beneficially owns, directly or indirectly, 17,633,857 Common Shares; and David A. MacIntosh and Robert F.
Kilimnik are nominees of The Mutual Group which beneficially owns, directly or indirectly, 2,423,450 Common Shares, as at the date hereof. As nominees of significant shareholders of the Corporation, each of the foregoing nominees is prohibited by the policies of their respective entities from owning Common
Shares.
</fn1>
<fn2>  Member of the Executive Committee
</fn2>
<fn3> Member of the Audit Committee
</fn3>
<fn4> Member of the Governance and Compensation Committee
</fn4>
<fn5> Member of the Investment Committee
</fn5>
<fn6> Member of the Special Committee
</fn6>


The background of each of the nominees for the Board of Directors is described below:

David F. Banks, Chairman, was appointed Chairman of the Board of Directors on February 4, 1998 following the acquisition by the Corporation of AT&T Capital Corporation ("AT&T"). Prior to assuming the position of Chairman, Mr. Banks had served as President and Chief Executive Officer of AT&T since 1997. Mr. Banks has over twenty-five years of senior financial services experience in the United States and international markets. From
1994 to 1997 Mr. Banks served as Chief Executive
Officer of Penna Holdings plc and advisor to Nomura
International plc, prior to which he served as Chief Financial Officer of General Atlantic Group
Ltd.

David J. Sharpless, Deputy Chairman, was appointed Deputy Chairman of the Board of Directors on February 4, 1998 and served as Chairman of the Board of Directors of the Corporation from March
25, 1997 to February 4, 1998.  As Deputy Chairman,
Mr. Sharpless is responsible for managing the Corporation's international operations and significant joint ventures. Mr. Sharpless also serves as Chairman of the Board of Directors of Dell Financial Services Inc. and has served as a director of the Corporation since 1993. Mr.
Sharpless was a senior partner with the law firm of Blake, Cassels & Graydon until January 31, 1997.


Steven K. Hudson, Chief Executive Officer, is a founding principal of the Corporation and has directed its development since 1984. Mr. Hudson has sixteen years of experience in the asset finance industry. He is Chairman of the Board of Directors of the Toronto Community Foundation and is a member of the Board of Directors of AGRA Inc., the Royal Ontario Museum Foundation and the St.
Joseph's Health Centre Foundation of Toronto. He is a member of the Executive Committee of the Canadian Finance and Leasing Association and
Director of the Foundation for Leasing Education.
Mr. Hudson is a chartered accountant.

Bradley D. Nullmeyer, President, Newcourt
Financial, is a founding principal of the Corporation and joined the Corporation in 1986.
Mr. Nullmeyer is responsible for the overall management and direction of the Corporation's commercial finance business, known as Newcourt
Financial. Mr. Nullmeyer is a chartered accountant.

David D. McKerroll, President, Newcourt Capital, is a founding principal of the Corporation and joined the Corporation in 1987. Mr. McKerroll is responsible for the overall management and direction of the Corporation's corporate finance business known as Newcourt Capital. Mr. McKerroll is a chartered accountant.

Thomas S. Axworthy is currently Executive Director of The CRB Foundation in Montreal and an Adjunct
Lecturer, John F. Kennedy School of Government,
Harvard University, where he has held numerous appointments since 1984, and was formerly Principal
Secretary to the Office of the Prime Minister.

Gerald E. Beasley has served as Senior Executive
Vice President, Risk Management of The Canadian
Imperial Bank of Commerce ("CIBC") since 1994 and has been an officer of CIBC since 1968.

William A. Farlinger has served as Chairman of Ontario Hydro since November, 1995 and is a member of the Board of Directors of Cara Operations
Limited, Laidlaw Inc., and Manulife.  Prior to

joining Ontario Hydro, Mr. Farlinger was Chairman and Chief Executive Officer of the accounting and management consultant firm, Ernst & Young.

Guy Hands has served as Managing Director and Head of Principal Finance Group, Nomura International plc ("Nomura") since 1994. Prior to joining
Nomura, Mr. Hands served as Head of Global Asset
Structuring with Goldman Sachs International, with whom he had served in various capacities since
1982.

Robert F. Kilimnik has served as Vice President,
Investments of The Mutual Group since 1991 and has been associated with The Mutual Group for over 25 years.

David A. MacIntosh has served as Executive Vice
President of The Mutual Group since 1987, has been associated with The Mutual Group since 1963 and is a director of a number of subsidiaries and affiliates of The Mutual Group.

Ronald A. McKinlay served as Chairman of the Board from December 12, 1994 to March 25, 1997 and has been a director of the Corporation since 1993. Mr.
McKinlay retired as Chairman of the Canada Deposit
Insurance Corporation in December, 1992, having served in such position since 1985. For several years prior to 1985, Mr. McKinlay served as Chairman of The Clarkson Company Limited (now Ernst
& Young Inc.).

Paul G. Morton is Chairman of Security Investment
Corporation Ltd., co-founder and former President of Global Communications Limited and former
Chairman of the Stadium Corporation of Ontario.



Bruce I. Robertson is President of B.I. Robertson &
Associates Ltd. which specializes in the management of real estate and mortgages on behalf of financial institutions and other clients, and was associated as a chartered accountant for over eleven years with a major firm of chartered accountants.

Takumi Shibata has served as President and Chief
Executive Officer, Nomura International plc
("Nomura") since 1997 and has been an officer of Nomura since 1976.

Dr. Steven C. Small is founder and President and
Chief Executive Officer of Capital Partners
Corporation, the general partner of a private merchant banking and venture capital investment firm. Dr. Small is also the founder and senior managing partner of his group professional practice. He is a director of a number of private and public companies. Dr. Small is one of the founding shareholders of Newcourt.

Richard E. Venn is Chairman and Chief Executive
Officer of CIBC Wood Gundy Securities, Inc. ("CIBC
Wood Gundy") and has served in various executive capacities with CIBC Wood Gundy since 1975.

William D. Walsh is founder and general partner of Sequoia Associates, a private California investment firm established in 1982. Mr. Walsh is a director of a number of private and public Canadian and U.S.
companies.


Appointment of Auditors

In the absence of contrary instructions, the Common
Shares represented by the enclosed form of proxy
will be voted in favour of the re-appointment of
the firm of Ernst & Young, Chartered Accountants,
of Toronto, Ontario, as auditors of the
Corporation, to hold office until the next annual
meeting of shareholders and to authorize the Board of Directors to fix their remuneration.

INTEREST OF CERTAIN PERSONS AND COMPANIES
IN MATTERS TO BE ACTED UPON

Management is not aware of any material interest of any director or officer or anyone who has held office as such since the beginning of the Corporation's last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting, except as otherwise disclosed herein.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual
General Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgement of the person or persons voting the proxy.



ADDITIONAL INFORMATION

Additional documents, including copies of the Renewal Annual Information Form (including any documents incorporated by reference therein) of the Corporation, the Annual Report and the audited consolidated financial statements of the
Corporation for its most recently completed financial year, interim financial statements of the Corporation and additional copies of this Information Circular of the Corporation are available upon request from the Corporate
Secretary, Newcourt Credit Group Inc., Suite 3500,
181 Bay Street, P.O. Box 827, Toronto, Ontario  M5J
2T3.



DIRECTORS' APPROVAL

The foregoing contains no untrue statements of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

The contents and the sending of this Information
Circular have been approved by the Board of Directors of the Corporation.

DATED as of February 8, 1999.




David F. Banks
Chairman


